UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.	15	)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760103
(CUSIP Number)

Evan Breibart 11 Poseidonos Avenue Athens 167 77 Greece +30 210 8910 170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D		Page 2 of 9
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
United Capital Investments Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Liberia

	7.	Sole Voting Power	18,551,2571
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	70,000

	9.	Sole Dispositive Power	18,551,2571

	10.	Shared Dispositive Power	70,000

11.		Aggregate Amount Beneficially Owned By Each Reporting Person	18,621,2571

12.			Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.		Percent of Class Represented by Amount in Row (11)	21.2%2

14.			Type of Reporting Person (See Instructions)

CO

1   For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.

2   Calculated based upon the 60,200,170 shares of Common Stock of the Issuer reported outstanding as of May 10, 2010, as adjusted for 24,761,905 shares of Common Stock issued on September 15, 2010 and as further adjusted for shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.

Schedule 13D		Page 3 of 9
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Atrion Shipholding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Marshall Islands

	7.	Sole Voting Power	15,827,7833
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	15,827,7833

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person	15,827,7833

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	18.2%2

14.	Type of Reporting Person (See Instructions)

CO

3   For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 4 of 9
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Plaza Shipholding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	Marshall Islands

	7.	Sole Voting Power	15,891,3774
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	70,000

	9.	Sole Dispositive Power	15,891,3774

	10.	Shared Dispositive Power	70,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person	15,961,3774

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	18.4%2

14.	Type of Reporting Person (See Instructions)

CO

4   For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,084 shares of Common Stock issuable upon exercise of warrants.

Schedule 13D		Page 5 of 9
CUSIP No.	Y 73760103

1.	Names of Reporting Persons
Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	15,828,0735
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	15,828,0735

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		15,828,0735

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		18.2%2

14.	Type of Reporting Person (See Instructions)

CO

5   For purposes of  Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned.  As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock upon exercise of warrants.  Excludes 79,050 shares of Common Stock issuable upon exercise of warrants owned by an affiliate of the Reporting Person.

Schedule 13D		Page 6 of 9
CUSIP No.	Y 73760103

ITEM 1.                  Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

ITEM 2.                  Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Occupation
United Capital Investments Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Liberia	Investments
Atrion Shipholding S.A.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Plaza Shipholding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Bella Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Claudia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Katia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Victor Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
(1) The listed person is a shareholder of each of the corporate Reporting Persons.

(d) – (e)  None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D		Page 7of 9
CUSIP No.	Y 73760103

ITEM 3.                  Source and Amount of Funds or Other Consideration.

Each of United Capital Investments Corp., Plaza Shipbuilding Corp. and Comet Shipholding Inc. is reporting the beneficial ownership of an additional 6,190,476 shares of Common Stock.  Atrion Shipholding S.A. is reporting the beneficial ownership of an additional 6,190,477 shares of Common Stock.  The shares of Common Stock were issued to such Reporting Persons, as nominees of the selling party, as part of the consideration for the Issuer acquiring a 49% ownership interest in Maritime Capital Shipping Limited.  Following the transaction, the Issuer now owns 100% of Maritime Capital Shipping Limited.

ITEM 4.                  Purpose of Transaction.

The shares acquired by the Reporting Persons are being held for investment purposes.

Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008, no Reporting Plan has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.                  Interest in Securities of the Issuer.

(a) - (b)  As of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

Name	Percentage of Shares Beneficially Owned	Voting		Dispositive
		Sole	Shared	Sole	Shared
United Capital Investments Corp.	21.2%	18,551,257	70,000	18,551,257	70,000
Atrion Shipholding S.A.	18.2%	15,827,783	0	15,827,783	0
Plaza Shipholding Corp.	18.4%	15,891,377	70,000	15,891,377	70,000
Comet Shipholding Inc.	18.2%	15,828,073	0	15,828,073	0

(c) Each of United Capital Investments Corp., Plaza Shipbuilding Corp. and Comet Shipholding Inc. acquired an additional 6,190,476 shares of Common Stock with an effective date of September 15, 2010.  Atrion Shipholding S.A. acquired an additional 6,190,477 shares of Common Stock with an effective date of September 15, 2010.  The shares of Common Stock were issued to such Reporting Persons, as nominees of the selling party, as part of the consideration for the Issuer acquiring a 49% ownership interest in Maritime Capital Shipping Limited.  Following the transaction, the Issuer now owns 100% of Maritime Capital Shipping Limited.

(d) N/A

(e) N/A

ITEM 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

ITEM 7.                  Materials to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 5, 2010 among United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 5th , 2010

UNITED CAPITAL INVESTMENTS CORP.

By:/s/ Victor Restis
Name:  Victor Restis
Title:    President

ATRION SHIPHOLDING S.A.

By: /s/ Bella Restis
Name:  Bella Restis
Title:    President

PLAZA SHIPHOLDING CORP.

By: /s/ Katia Restis
Name:  Katia Restis
Title:    President

COMET SHIPHOLDING INC.

By: /s/ Claudia Restis
Name:  Claudia Restis
Title:    President

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Seanergy Maritime Holdings Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 5th day of October, 2010.

UNITED CAPITAL INVESTMENTS CORP.

By:/s/ Victor Restis
Name:  Victor Restis
Title:    President

ATRION SHIPHOLDING S.A.

By: /s/ Bella Restis
Name:  Bella Restis
Title:    President

PLAZA SHIPHOLDING CORP.

By: /s/ Katia Restis
Name:  Katia Restis
Title:    President

COMET SHIPHOLDING INC.

By: /s/Claudia Restis
Name:  Claudia Restis
Title:    President

SK 26979 0001 1136147